Exhibit 99.2

CONSENT OF PIPER JAFFRAY & CO.

Board of Directors

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, NJ 08753

Members of the Board:

We hereby consent to the inclusion of our opinion letter, dated June 29, 2017, to the Board of Directors of OceanFirst Financial Corp. (the “Company”), as Annex E to the joint proxy statement/prospectus contained in that certain Registration Statement of the Company, on Form S-4 (the “Registration Statement”) relating to the proposed merger of the Company and Sun Bancorp, Inc., and references to such opinion in the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ Piper Jaffray & Co.

Minneapolis, Minnesota
August 29, 2017